Exhibit 99.2

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Press Information        Celanese AG                     Corporate Center
                         Media Relations                 Frankfurter Strasse 111
                                                         61476 Kronberg/Ts.
                                                         Germany
                         EUROPE:
                         Michael Kraft                   Phillip Elliott
                         Phone: +49(0)69/30514072        +49(0)69/30533480
                         Fax: +49(0)69/305 36787         +49(0)69/30536784
                         M.Kraft@celanese.com            P.Elliot@celanese.com

                         USA:
                         Vance Meyer, U.S.
                         Phone: +01 (972) 443 4847
                         Telefax: +01 (972) 443 8519
                         Email:VNMeyer@celanese.com

                         Date: 13 February 2003

CELANESE REPORTS FULL-YEAR RESULTS 2002

Celanese earnings improve significantly in 2002:
>    Net earnings rise to(euro)187 million; EPS up to(euro)3.72
>    EBITDA excluding special charges increases 11 % to(euro)440 million
>    Proposed dividend of(euro)0.44 per share

Productivity, efficiency and results oriented corporate culture:
> Restructuring and cost reduction initiatives "Focus" and "Forward" generated (euro)100 million in savings
>    Six Sigma company-wide successfully implemented

Strategic portfolio optimization:
>    Emulsions and powder emulsions business acquired
>    Trespaphan OPP films business divested

     Kronberg, Germany - Celanese AG (CZZ:FSE; CZ:NYSE) today reported a significant increase in net earnings to (euro) 187 million or (euro) 3.72 per share for 2002, compared to a net loss of (euro) 385 million or (euro) 7.65 per share a year earlier. Earnings before interest, taxes, depreciation and amortization (EBITDA) excluding special charges rose to (euro) 440 million from
(euro) 398 million. The EBITDA margin as a percentage of sales improved to 10.2 % from 8.3 % a year earlier. Sales decreased to (euro) 4.3 billion from (euro)
4.8 billion as lower pricing and currency effects offset volume increases.(1)

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(1) Operating data have been restated to reflect the divestiture of the
Trespaphan oriented polypropylene (OPP) films and U.S. amines businesses, which appear as discontinued operations.
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The increase in net earnings in 2002 was mainly the result of higher volumes, lower raw material and energy costs, cost savings from restructuring and lower special charges.

In the fourth quarter of 2002, EBITDA before special charges rose 60 % to (euro) 99 million, compared with the year-earlier period. Net earnings were (euro) 90 million after a loss of (euro) 419 million in the respective quarter of 2001. These figures reflect improved pricing, lower raw material costs and higher volumes in the Acetyls business as well as higher volumes and lower raw material costs, in Ticona.

The company also announced today that it will ask its shareholders at the April 1, 2003 annual general meeting to approve the distribution of a dividend of
(euro) 0.44 per share, payable on April 2, 2003.

"The solid improvement in performance amid difficult business conditions is a result of our strategy of focusing on core businesses, taking growth opportunities and strengthening productivity. We will continue with this strategy by growing into higher value-added businesses, increasing profitability and maintaining a strong balance sheet," said Celanese Chief Executive Officer Claudio Sonder.

Celanese reduced net financial debt by 40 % to (euro) 497 million as of December 31, 2002 from (euro) 835 million a year earlier. The improvement resulted from a continuing high level of cash-flow from operations, net proceeds from divestitures and favorable currency movements. "In a year of some operating pressure, Celanese strengthened its financial position," said Chief Financial Officer Perry Premdas. "Due to strong cash flow management in each segment, we were able to finance an acquisition, contribute over (euro) 100 million to our

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U.S. pension funds, and resume share repurchases while reducing our net debt at the same time."

Strengthening the core businesses and portfolio optimization

In 2002, Celanese took a major step to enhance the value of its acetyls business through the acquisition of the European emulsions and worldwide emulsion powders businesses of Clariant AG of Switzerland. The acquisition extends Celanese's acetyls value chain into higher value businesses. Consistent with its strategy of optimizing the portfolio Celanese also divested its non-core Trespaphan OPP films business and its U.S. amines business.

In addition the company formed a joint venture with U.S.-based Hatco Corporation. The joint venture, "EsteCH" will manufacture and market neopolyol esters used in high performance synthetic lubricants. Celanese finalized an agreement with Degussa AG to establish a 50/50 joint venture for the European oxo chemicals activities. The agreement is being reviewed by the European authorities and is expected to be approved in 2003.

Focus on productivity and efficiency

Celanese's "Focus" and "Forward" restructuring initiatives, started in 2001, generated approximately (euro) 100 million in savings in 2002. On completion of these initiatives in 2003, annual savings are expected to increase to about
(euro) 140 million. As a consequence of the restructuring programs, the company had shed close to 1,500 positions by the end of 2002. In addition, Celanese's company-wide operational excellence efforts, including Six Sigma, continued to contribute to profitability.

"Celanese today is a much leaner and more efficient company than it was three years ago," said Dave Weidman, Chief Operational Officer of Celanese. "The worldwide Celanese team of employees is embracing a results-oriented culture that focuses on increasing productivity and growth. Six Sigma has been a

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wonderful tool to successfully implement change."

Employees

At the end of 2002, Celanese had 10,700 employees worldwide. The slight reduction, compared to 10,750 in 2001, was due to the divestitures and restructuring programs, which were nearly offset by the acquisition of the emulsions business.

Outlook

At the start of 2003, visibility remains low and economic growth has been slow and uneven. We expect higher raw material and energy costs and a strong euro exchange rate versus the dollar to continue during the first six months of 2003. Based on current hydrocarbon conditions and our assumptions of a continued slow economic recovery and ongoing cost reduction and productivity improvements, we expect EBITDA excluding special charges for the first half of 2003 to be as or slightly better than first half of 2002.

In the Acetyl Products segment, the supply / demand balance is expected to normalize following temporary industry production outages and maintenance turnarounds in the second half of last year. We are confident that the newly acquired emulsions businesses will contribute to profitability in this segment. We remain cautious with respect to demand in the Technical Polymers Ticona segment, as end-use markets are affected by the uncertain outlook for consumer spending.

Segment Results

Net sales for Acetyl Products decreased by 11 % to (euro) 1,923 million in 2002 from (euro) 2,155 million in 2001 as higher volumes could not offset lower pricing and currency effects. Although overall selling prices were lower year on year, pricing rose steadily throughout 2002 as a result of higher demand, temporarily tight supply conditions and a slight upturn in raw material costs. EBITDA

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excluding special charges improved to (euro) 252 million in 2002 from (euro) 208 million in 2001 due to lower raw material costs, higher sales volumes and benefits from productivity and restructuring initiatives.

Net sales for the Chemical Intermediates segment decreased by 11 % to (euro) 907 million in 2002 from (euro) 1,020 million in 2001 mainly as the result of lower pricing and unfavorable currency effects. EBITDA excluding special charges decreased to (euro) 22 million in 2002 from (euro) 30 million in 2001 as benefits from lower raw material and energy costs only partially offset lower pricing.

Net sales for the Acetate Products segment decreased by 12 % to (euro) 670 million in 2002 from (euro) 762 million in 2001, as the result of lower sales volumes and unfavorable currency movements. Average pricing for acetate was stable in 2002. EBITDA excluding special charges decreased to (euro) 81 million in 2002, compared to (euro) 91 million in 2001 due to lower volumes and unfavorable currency movements.

Net sales for the Technical Polymers Ticona segment decreased by 2 % to (euro) 757 million as lower selling prices and unfavorable currency movements offset higher volumes. EBITDA excluding special charges rose 67 % to (euro) 87 million in 2002, mainly as the result of reduced raw material costs and increased sales volumes.

Net sales of the Performance Products segment, which consists of the Nutrinova food ingredients business, increased by 1 % to (euro)161 million as increased volumes from the strong growth of the high intensity sweetener Sunett(R) was largely offset by price decreases. EBITDA excluding special charges rose to
(euro) 55 million in 2002 mainly on higher volumes.

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     The full year results, together with the adjustments made to present the results on a comparable basis, have been audited. The quarterly results presented in this release, together with the adjustments made to present the results on a comparable basis, have not been audited and are based on the internal financial data furnished to management. Additionally, the results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period.

     Results adjusted for discontinued operations: The results presented in this release exclude operations that have been discontinued. The results of these businesses are reflected in the balance sheets, income statements and statements of cash flows as discontinued operations.

     Results restated: The results for all periods of 2001 and 2002 have been restated to reflect the reclassification of Trespaphan (formerly in the Performance Products segment) and amines (Intermediates) as discontinued operations.

     Forward-looking statements: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate", "believe," "estimate," "intend," "may," "will," "expect," "plan" and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations.

     Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors, application of new or changed accounting standards or other government agency regulations, the impact of tax legislation and regulations in jurisdictions in which Celanese operates, the timing and rate at which tax credit and loss carryforwards can be utilized, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential

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liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.

     Basis of Presentation: Effective January 1, 2002, Celanese adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", and ceased amortizing goodwill and intangibles without finite lives. The related charges in 2001 were a net expense of (euro)81 million in selling, general and administrative expense and a (euro)6 million expense in equity in net earnings of affiliates. Additionally, the standard requires that all negative goodwill on the balance sheet be written off immediately and classified as a cumulative effect of change in accounting principle on the consolidated statement of operations. As a result, income of (euro)10 million was recorded in the first quarter of 2002.

Timing of upcoming events:

April 1, 2003                      Annual General Meeting

April 30, 2003                     Report on Q1 results

July 29, 2003                      Report on Q2 results

October 30, 2003                   Report on Q3 results

Note to editors:

The annual results will be presented at a press conference in Frankfurt/Main at 10:00 am (CET) today, and during an analysts' conference call at 3:00 pm (CET) today. Speeches, presentations and a live internet audio webcast of the press conferences will be available on www.celanese.com.

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
Financial Highlights
in (euro) millions                                                 Q4         Q4      Chg in        FY          FY
                                                                 2002       2001           %      2002        2001
------------------------------------------------------------------------------------------------------------------
Net sales                                                       1,069      1,063           1     4,325       4,777
EBITDA excluding special charges(1)                                99         62          60       440         398
EBITDA margin(2)                                                  9.3%       5.8%                 10.2%        8.3%
Special (charges), net                                              6       (496)       n.m.         1        (496)
Depreciation & amortization expense(3)                             68         99         -31       286         390
Operating profit (loss)(3)                                         37       (533)       n.m.       155        (488)
Earnings (loss) before taxes(3)                                    40       (531)       n.m.       166        (490)
Earnings (loss) from continuing operations(3)                      24       (402)       n.m.       113        (364)
Net earnings (loss)(3)                                             90       (419)       n.m.       187        (385)
Capital expenditures                                               74         85         -13       218         217
------------------------------------------------------------------------------------------------------------------

Net earnings (loss) per share (EPS in (euro))(4):
  EPS from continuing operations                                 0.48      (7.99)       n.m.      2.25       (7.23)
  Discontinued operations                                        1.13      (0.34)                 1.09       (0.42)
  Cum. effect of change in accounting principle                  0.18       0.00                  0.38        0.00
Net earnings (loss)                                              1.79      (8.33)       n.m.      3.72       (7.65)
Average shares outstanding (thousands)                         50,299     50,335           0    50,329      50,332
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
                                                               Dec 31     Dec 31
in (euro) millions                                               2002       2001
--------------------------------------------------------------------------------------------
Trade working capital(5)                                          618        605           2
Total financial debt(6)                                           615        880         -30
Net financial debt(7)                                             497        835         -40
Shareholders' equity                                            2,005      2,210          -9
Total assets                                                    6,127      7,064         -13
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

(1) Earnings before interest, taxes, depreciation and amortization excluding special charges Equals operating profit plus depreciation & amortization plus special charges
(2)  EBITDA excluding special charges as a percentage of net sales
(3)  Refer to "Basis of Presentation"
(4) Per-share data are based on weighted average shares outstanding in each period
(5) Trade accounts receivable from 3rd parties and affiliates, net of allowance for doubtful accounts, plus inventories, less trade accounts payable to 3rd parties and affiliates.
(6)  Short- and long-term debt
(7) Total financial debt less cash & cash equivalents n.m. = not meaningful
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
Segment Net Sales

in (euro) millions                                 Q4 2002    Q4 2001   Chg. in %    FY 2002     FY 2001
---------------------------------------------------------------------------------------------------------
  Acetyl Products                                      494        456           8      1,923       2,155
  Chemical Intermediates                               226        225           0        907       1,020
  Acetate Products                                     166        189         -12        670         762
  Technical Polymers Ticona                            172        169           2        757         773
  Performance Products                                  35         37          -5        161         159
---------------------------------------------------------------------------------------------------------
Segment total                                        1,093      1,076           2      4,418       4,869
  Other activities                                      16         21         -24         68          83
  Intersegment eliminations                            (40)       (34)         18       (161)       (175)
----------------------------------------------------------------------           ------------------------
Total                                                1,069      1,063           1      4,325       4,777
---------------------------------------------------------------------------------------------------------

Factors Affecting Q4 Segment Sales
in percent                                          Volume      Price    Currency      Other       Total
---------------------------------------------------------------------------------------------------------
  Acetyl Products                                        4         13          -9          0           8
  Chemical Intermediates                                 8          1          -9          0           0
  Acetate Products                                      -2          1         -11          0         -12
  Technical Polymers Ticona                             13         -4          -7          0           2
  Performance Products                                  13        -18           0          0          -5
  Segment total                                          6          5          -9          0           2
---------------------------------------------------------------------------------------------------------

Factors Affecting Full Year Segment Sales
in percent                                          Volume      Price    Currency      Other       Total
---------------------------------------------------------------------------------------------------------
  Acetyl Products                                        4        -12          -3          0         -11
  Chemical Intermediates                                 0         -8          -3          0         -11
  Acetate Products                                      -7          0          -5          0         -12
  Technical Polymers Ticona                              4         -3          -3          0          -2
  Performance Products                                  10         -9           0          0           1
  Segment total                                          2         -8          -3          0          -9
---------------------------------------------------------------------------------------------------------

Segment EBITDA Excluding Special Charges
in (euro) millions                                 Q4 2002    Q4 2001   Chg in. %    FY 2002     FY 2001
---------------------------------------------------------------------------------------------------------
  Acetyl Products                                       71         25        >100        252         208
  Chemical Intermediates                                 9         10         -10         22          30
  Acetate Products                                      19         23         -17         81          91
  Technical Polymers Ticona                             10          0        n.m.         87          52
  Performance Products                                  10          9          11         55          50
----------------------------------------------------------------------           ------------------------
Segment total                                          119         67          78        497         431
  Other activities                                     (20)        (5)       n.m.        (57)        (33)
----------------------------------------------------------------------           ------------------------
Total                                                   99         62          60        440         398